Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director M Plus, AmSouth Variable Annuity M Plus, and The Director M Select Plus.
Director M Outlook
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: The Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook.

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Director M Access
Director M Edge
Director M Plus

Supplement dated September 23, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.

FUND RENAME:
Effective October 5, 2026, the Putnam VT Sustainable Leaders Fund will be renamed to Putnam VT Focused U.S. Research Fund.

HV-8297